                                                                     EXHIBIT 19

                                                        EXHIBIT A
                                                        ---------


                                   (PICTURE)





                        QUARTERLY REPORT / JUNE 30, 1997

TO OUR STOCKHOLDERS
--------------------------------------------------------------------------------

   Popular Inc. (the Corporation) earned $51.1 million in the second quarter of 1997, reflecting an increase of 10.9% over the $46.1 million recognized during the same period in 1996. Earnings per common share (EPS) for the quarter were $0.74, based on 66,350,298 average shares outstanding, compared with $0.67, based on 66,001,180 average shares outstanding for the quarter ended June 30, 1996. Net earnings for the first quarter of 1997 were $49.5 million, or $0.72 per share, based on 66,121,855 average shares outstanding.

   The second quarter results represented rates of return of 1.16% on assets
(ROA) and 16.03% on common equity (ROE), compared with 1.16% and 16.56%, respectively, for the same quarter of 1996.

   For the six-month period ended June 30, 1997, net income reached $100.6 million, or $1.46 per share, with a ROA and ROE of 1.17% and 16.17%, respectively. For the same period in 1996, net income was $91.2 million, or $1.32 per share, with a ROA and ROE of 1.16% and 16.48%, respectively.

   Besides focusing on this quarter's financial performance, the Corporation completed several acquisitions in the continental U.S. including that of Seminole National Bank, now Banco Popular, N.A. (Florida), on April 30, 1997, which operates three branches in Sanford and Orlando. In Illinois, the Corporation acquired National Bancorp, Inc. and CBC Bancorp, Ltd. National Bancorp, Inc. is the holding company of American Midwest Bank and Trust, which operates two branches in Chicago, while CBC Bancorp has two banking subsidiaries, Capitol Bank & Trust and Capitol Bank of Westmont operating three branches. Moreover, in Puerto Rico, the Corporation completed the acquisition of Roig Commercial Bank (RCB) on June 30, 1997, with its branch network of 25 branches mostly located in the eastern part of the island. Continuing with the geographic expansion, during the first week of July 1997, Banco Popular opened two new branches, one located in the state of Illinois and the other in Florida.

   The Corporation's results of operations for the quarter ended June 30, 1997, when compared with the same quarter of 1996, reflected an increase of $22.3 million in net interest income coupled with an increase of $6.9 million in other revenues, including gains on sale of securities and trading transactions. These improvements were tempered by rises of $3.7 million in the provision for loan losses, $20.2 million in operating expenses and $0.3 million in income taxes.

 The increase of $22.3 million in the net interest income was mainly due to a $1.7 billion increase in average earning assets, reflecting growth in the investment securities and in the commercial and consumer loan portfolios, as well as a higher fully taxable equivalent net interest yield of 4.91%, up from 4.81% for the second quarter of 1996.

   In order to maintain an adequate level of reserve for credit losses and allow for loan growth and increased charge-offs, the loan loss provision continued to exceed net charge-offs. For the second quarter of 1997, the provision for loan losses amounted to $25.4 million, as compared with $21.7 million for the same period in 1996. The higher provision for loan losses reflected loan growth, higher levels of net charge-offs, particularly in the consumer loan portfolio, and a higher level of non-performing assets. Net charge-offs increased $4.8 million, to $22.9 million reported for the quarter ended June 30, 1997.

   Non-performing assets (NPA) amounted to $211 million, or 1.94% of loans at June 30, 1997, compared with $152 million or 1.64% at the same date last year. The increase in NPA was primarily attributed to a rise of $22 million in NPA at Equity One and $16 million at Banco Popular de Puerto Rico (BPPR). In addition, the non-performing assets of the banks acquired during the second quarter of 1997 amounted to $22 million. When adjusted to conform to standard industry practice, as further explained in the financial review section, NPA were $163 million or 1.49% of loans at the end of this quarter, compared with $118 million or 1.28% a year earlier.

   Total assets at June 30, 1997, were $19.1 billion, compared with $16.4 billion at the same date in 1996 and $17.4 billion as of March 31, 1997. Total loans were $10.9 billion at the end of the second quarter of 1997 compared with $9.3 billion a year earlier. The growth in loans was led by an increase of $848 million in the commercial loan portfolio, including $207 million acquired from RCB. The allowance for loan losses at June 30, 1997 amounted to $207 million, representing 1.89% of loans, compared with $178 million or 1.92% at the same date in 1996. Total deposits amounted to $11.4 billion as of June 30, 1997, for an increase of $829 million or 7.8% from the

--------------------------------------------------------------------------------

$10.6 billion reported for the same date in 1996, notwithstanding the reduction of $655 million in 936 deposits. The acquisitions completed during the second quarter of 1997 contributed $1.0 billion in deposits.

   The Corporation's stockholders' equity increased to $1.42 billion at June 30, 1997, compared with $1.19 billion a year ago and $1.29 billion as of March 31 1997. On May 8, 1997, the Board of Directors approved a stock repurchase program of up to three million shares of the outstanding common stock of the Corporation. At June 30, 1997, the Corporation had purchased 380,000 shares under this program. During this quarter, the Corporation issued 2,462,272 common shares in connection with the acquisitions of National Bancorp, Inc. and RCB. The Corporation continues enjoying strong risk-weighted capital ratios with a Tier I capital ratio of 12.56%, a total capital ratio of 14.98% and a leverage ratio of 7.71%.

   The Corporation's stock market value was $40.38 at the end of the quarter, representing an appreciation of 79.4% and 13.7% from the market value of $22.50 at June 30, 1996, and $35.50 at March 31, 1997, respectively.

   Please refer to the financial review section of this quarterly report for a more detailed discussion of the Corporation's financial performance and results of operations.

================================================================================

   During the second quarter of 1997, the economy sustained its pace of growth while inflation remained at a very low level. This environment has led the Federal Reserve to maintain the monetary policy unchanged. Notwithstanding this economic environment, most financial institutions have been affected by the increase in the level of bankruptcies in the U.S. For the period from January 1, 1997 to March 31, 1997, the number of bankruptcies filed reached 335, 073, the highest number ever for a quarter, while the unemployment rate rose to 5.0% in June, from a 23-year low of 4.8%. This scenario makes financial institutions place additional emphasis on its credit risk management in order to safeguard the assets and maintain the increasing trend in earnings.

================================================================================

   On April 25, 1997, the Corporation's shareholders approved the change of the Corporation's name to Popular, Inc. as a corporate strategy of marketing and identification of its subsidiaries. As part of this strategy, most of the banking subsidiaries have changed their name to Banco Popular and an institutional campaign was launched in the continental U.S. emphasizing the Bank's strength and history as well as its strong Hispanic ties. Also, other non-banking subsidiaries such as Puerto Rico Home Mortgage, BP Capital Markets and Popular Consumer Services changed their names to Popular Home Mortgage, Popular Securities and Popular Finance, respectively.

================================================================================

   To further enhance the Corporation's ability to secure financing in the U.S. money and capital markets a "shelf " registration was filed with the Securities and Exchange Commission. Under this registration, which became effective on May 22, 1997, the Corporation may issue unsecured debt securities, or shares of preferred stock in an aggregate amount of up to $1 billion. As of June 30, 1997, the Corporation had issued $30 million in medium-term notes under this new "shelf" registration.

================================================================================

   On May 21, 1997, BPPR signed an Agreement of Cooperation with the Spanish Group of Banco Popular Espanol. This agreement will ensure that the clients of BPPR who visit Spain will receive excellent service while those clients of the Spanish Group of Banco Popular will receive the same quality service in all the offices of BPPR. Except for the name of Banco Popular and the terms of this agreement, there is no other legal or commercial link between both banking entities. The Spanish Group of Banco Popular Espanol is composed of six banking institutions including Banco Popular Espanol, which is the fifth largest institution in Spain with assets of $34.6 billion and 1,881 offices in Spain.


                                 /s/ Richard L. Carrion

                                 Richard L. Carrion
                                 Chairman, President and
                                 Chief Executive Officer

POST MEETING REPORT
--------------------------------------------------------------------------------

   The Annual Stockholders Meeting of BanPonce Corporation was held on April 25, 1997, at 10:00 a.m. on the third floor of the Centro Europa Building in Santurce, Puerto Rico.

   Mr. Richard L. Carrion, Chairman of the Board and President of the Corporation, presided over the meeting. The secretary of the Board, Samuel T. Cespedes, Esq., reported that out of 66,121,855 common shares issued and outstanding as of March 7, 1997, the record date for the meeting, a total of 57,386,034, or 86.79%, were represented at the meeting, which complied with the quorum required by law.

   Mr. Carrion expressed appreciation for the years of service rendered by Messrs. Emilio J. Venegas, Francisco J. Perez and Jose E. Rossi as BanPonce Corporation Board members, and by Mr. Franklin A. Mathias as Banco Popular de Puerto Rico Board member.

   Mr. Carrion reported the names of the three directors nominated for re-election until the 2000 Annual Stockholders Meeting: Messrs. Salustiano Alvarez Mendez, Alfonso F. Ballester and Jorge A. Junquera.

   In addition, Mr. Carrion reported about the two other items on the agenda: 1) the amendment to Article First to change the name of the Corporation to Popular, Inc. and 2) the amendment to Article Fifth to increase the authorized number of shares of common stock of the Corporation, par value $6 per share, from ninety million (90,000,000) to one hundred eighty million (180,000,000).

   While the votes were being counted, Mr. Carrion, using a slide and video presentation, discussed the Corporation's Annual Report. He also focused on the development and the achievements of the Corporation, including new services to clients such as PC Bank, and the two acquisitions that were pending of Roig Commercial Bank and National Bancorp, Inc. He also explained the strategic goals of the Corporation. At the end of the presentation, some of the shareholders expressed their appreciation to the Board of Directors, Senior Management and all the employees for the excellent work performed during the year. Upon a motion duly presented and seconded, the 1996 Annual Report was approved.

   The Ballot Committee rendered its report on the voting results on the matters submitted: 1) All three candidates were elected for a three-year term, with favorable votes ranging from 86.70% to 86.72% of the voting shares issued and outstanding as of the record date. 2) The amendment to Article First of the Restated Articles of Incorporation to change the name of the Corporation to Popular, Inc. was approved with a favorable voting of 85.61%. 3) The amendment to Article Fifth of the Restated Articles of Incorporation to increase the authorized number of shares of common stock, par value $6, from ninety million (90,000,000) to one hundred eighty million (180,000,000) was approved with a favorable voting of 83.37%.

   After thanking those present for their attendance and cooperation, the Chairman adjourned the meeting.



                                   [PICTURE]

FINANCIAL REVIEW

-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET HIGHLIGHTS                                        At June 30,                         Average for the six months
(In thousands)                                       1997          1996         Change          1997          1996          Change
-----------------------------------------------------------------------------------------------------------------------------------
             Money market investments            $   869,567   $   902,832   $   (33,265)   $   663,047   $   757,492   $   (94,445)
             Investment and trading securities     5,992,137     5,151,443       840,694      5,659,576     5,177,103       482,473
             Loans                                10,909,365     9,279,332     1,630,033      9,972,014     8,890,918     1,081,096
             Total assets                         19,145,844    16,442,137     2,703,707     17,272,791    15,772,465     1,500,326
             Deposits                             11,405,516    10,576,948       828,568     10,548,874    10,264,199       284,675
             Borrowings                            5,941,675     4,396,985     1,544,690      5,126,364     4,081,960     1,044,404
             Stockholders' equity                  1,424,130     1,187,138       236,992      1,303,003     1,162,372       140,631
-----------------------------------------------------------------------------------------------------------------------------------

OPERATING HIGHLIGHTS
(In thousands, except                                         Second Quarter                                 Six Months
per share information)                               1997          1996         Change          1997            1996       Change
-----------------------------------------------------------------------------------------------------------------------------------
             Net interest income                 $   190,606   $   168,208   $    22,398    $   371,250   $   330,668   $    40,582
             Provision for loan losses                25,413        21,672         3,741         49,100        42,945         6,155
             Fees and other income                    56,227        49,315         6,912        110,482       101,307         9,175
             Other expenses                          170,329       149,796        20,533        332,002       297,833        34,169
             Net income                          $    51,091   $    46,055   $     5,036    $   100,630   $    91,197   $     9,433
             Net income applicable
              to common stock                    $    49,003   $    43,967   $     5,036    $    96,455   $    87,022   $     9,433
             Earnings per common share                  0.74          0.67          0.07           1.46          1.32          0.14
-----------------------------------------------------------------------------------------------------------------------------------

SELECTED STATISTICAL                                                   Second Quarter           Six Months
INFORMATION                                                          1997       1996         1997        1996
-----------------------------------------------------------------------------------------------------------------------------------
PROFITABILITY RATIOS -  Return on assets                             1.16%       1.16%       1.17%       1.16%
                        Return on common equity                     16.03       16.56       16.17       16.48
                        Net interest spread (taxable equivalent)     4.03        4.04        4.06        4.03
                        Net interest yield (taxable equivalent)      4.91        4.81        4.91        4.80
                        Effective tax rate                          26.35       28.05       27.32       27.90
                        Overhead ratio                              50.27       49.06       49.48       48.76
-----------------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION RATIOS - Equity to assets                             7.52%       7.30%       7.54%       7.37%
                        Tangible equity to assets                    6.84        6.51        6.81        6.55
                        Equity to loans                             13.05       12.93       13.07       13.07
                        Internal capital generation                 11.16       10.99       11.14       11.23
                        Tier I capital to risk-adjusted assets      12.56       11.76       12.56       11.76
                        Total capital to risk-adjusted assets       14.98       14.41       14.98       14.41
                        Leverage ratio                               7.71        6.68        7.71        6.68
-----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK DATA -     Market price
                           High                                  $  42.88    $  23.85    $  42.88    $  23.85
                           Low                                      33.75       21.88       33.06       19.38
                           End                                      40.38       22.50       40.38       22.50
                        Book value at period end                    19.41       16.47       19.41       16.47
                        Dividends declared                           0.18        0.18        0.36        0.33
                        Dividend payout ratio                       24.29%      22.50%      24.67%      22.73%
                        Price/earnings ratio                        14.32X       9.18x      14.32X       9.18x
-----------------------------------------------------------------------------------------------------------------------------------
SELECTED DATA -         Common shares outstanding              68,236,048  66,001,180
                        Full-time equivalent employees              8,782       7,867
                        Branches (banking operations)                 265         219
                        Automated teller machines                     429         353
                        Stockholders                                5,912       5,412

 FINANCIAL REVIEW
--------------------------------------------------------------------------------

   This financial review contains the analysis of the consolidated financial position and financial performance of Popular, Inc. and its subsidiaries (the Corporation). The Corporation is a regional diversified bank holding company engaged in the following businesses through its subsidiaries.

   - Commercial Banking/Savings and Loans - This business has experienced the largest growth within the last twelve months with five acquisitions made over that period. The Corporation acquired Banco Popular, N.A. (California) on September 30, 1996, Banco Popular, N.A. (Florida) on April 30, 1997, National Bancorp and CBC Bancorp, Ltd. on May 31, 1997, and on June 30, 1997 the former Roig Commercial Bank (RCB) was merged with and into Banco Popular de Puerto Rico (BPPR). Previously established banking operations included BPPR, the Corporation's largest subsidiary founded in 1893, Banco Popular, Illinois, and Banco Popular, FSB.

   - Lease Financing - Popular Leasing and Rental, Inc. (Popular Leasing) and Popular Leasing, USA

   - Mortgage Banking/Consumer Finance - Popular Home Mortgage, Inc. (Popular Home Mortgage), Equity One, Inc. (Equity One) and Popular Finance, Inc. (Popular Finance)

   -  Broker / Dealer - Popular Securities, Inc. (Popular Securities)

   -  ATM Processing Services - ATH Costa Rica

   This financial review should be read together with the consolidated financial statements, supplemental financial data and tables included in this report.

NET INCOME

   The Corporation's net income for the second quarter of 1997 reached $51.1 million, compared with $46.1 million reported for the same period in 1996, and $49.5 million reported during the first quarter of 1997. Earnings per common share (EPS) for the quarter were $0.74, based on 66,350,298 average shares outstanding, compared with EPS of $0.67 for the second quarter of 1996, based on 66,001,180 average shares outstanding and EPS of $0.72 for the first quarter of 1997, based on 66,121,855 average shares outstanding. Return on assets (ROA) and return on common equity (ROE) for the quarter ended June 30, 1997, were 1.16% and 16.03%, respectively, compared with 1.16% and 16.56% reported during the same period in 1996 and 1.19% and 16.32% for the first quarter of 1997.

   Of the $5.0 million increase in net income, $22.3 million were attributed to net interest income, followed by an increase in non-interest revenues of $3.4 million, and by higher gains on sale of securities and trading transactions of $3.5 million. These positive variances were partially offset by rises of $20.2 million in operating expenses, $3.7 million in the provision for loan losses and $0.3 million in the income tax provision.

   For the six-month period ended June 30,1997, the Corporation reported net earnings of $100.6 million, an increase of $9.4 million when compared with the $91.2 million reported for the same period in 1996. EPS for both periods were $1.46 and $1.32, respectively, based on 66,235,718 average shares outstanding for the first six months of 1997 and 65,975,526 for the same period in 1996. ROA and ROE for the six-month period ended June 30, 1997, were 1.17% and 16.17%, respectively, compared with 1.16% and 16.48% reported in 1996.

TABLE A

COMPONENTS OF NET INCOME AS A PERCENTAGE OF AVERAGE TOTAL ASSETS

--------------------------------------------------------------
                                           Second  Quarter
                                        1997            1996
--------------------------------------------------------------
Net interest income                     4.34%           4.23%

Provision for loan losses              (0.58)          (0.55)
Securities and trading gains            0.05           (0.04)
Other income                            1.23            1.29
                                        ----            ----
                                        5.04            4.93
Operating expenses                     (3.46)          (3.32)
                                        ----            ----
Income before tax                       1.58            1.61
Provision for income tax               (0.42)          (0.45)
                                        --------------------

Net income                              1.16%           1.16%
                                        ====================


NET INTEREST INCOME

   Net interest income for the second quarter of 1997 reached $190.6 million compared with $168.2 million reported for the same quarter in 1996. On a taxable equivalent basis, net interest income increased to $205.1 million from $180.6 million in the second quarter of 1996 and $193.3 million in the first quarter of 1997. The rise from the second quarter of 1996, resulted from a $22.0 million increase due to a higher volume of earning assets and a $2.5 million increase due to a higher net interest yield, on a taxable equivalent basis. For analytical purposes, the interest earned on tax-exempt assets is adjusted to a taxable equivalent basis assuming the applicable statutory income tax rates.

   Average earning assets reached $16.7 billion for the quarter ended June 30, 1997, compared with $15.0 billion for the same quarter of 1996. The increase relates primarily to a rise of $1.1 billion in average loans, reaching $10.1 billion for the quarter ended June 30, 1997, as compared with $9.0 billion for the same quarter

--------------------------------------------------------------------------------

in 1996. The rise stems from an increase of $546 million in average commercial loans principally at BPPR. Also, an increase of $331 million in average consumer loans was attained, mostly at BPPR and Equity One, while the average mortgage portfolio grew $220 million of which $219 million were at Equity One. The average lease portfolio grew $34 million. The banking operations acquired since the second quarter of 1996, accounted for $188 million of the increase in average loans.

   The average yield on loans, on a taxable equivalent basis, rose to 10.35% from 10.11% reported during the second quarter of 1996. The rise in the yields of commercial and consumer loans was the main contributor to the increase in the yield on total loans. Commercial loans had a taxable equivalent yield for the quarter of 9.32%, compared with 8.92% reported during the second quarter of 1996. The yield on commercial loans has benefited from two factors; the rise of 25 basis points in the prime rate at the end of the first quarter of 1997 and the elimination of Section 936 of the U.S. Internal Revenue Code during the last quarter of 1996. Some loans that were previously priced using a 936 index rate, have changed its pricing to a higher base in accordance with the prevailing funds market, thus improving the yield on the commercial loan portfolio. Consumer loans had an average yield for the quarter of 13.26%, compared with 12.84% for the second quarter of 1996, while the yield on the leasing portfolio increased 19 basis points to 13.22%. The taxable equivalent yield on mortgage loans decreased to 8.42% from 8.62% reported for the second quarter in 1996.

   Average money market investments decreased to $636 million for the second quarter of 1997, compared with $858 million for the same period of 1996. The decrease in money market investments is directly related to the decrease in size of Popular Securities, as a result of a lower balance of 936 funds. The yield on money market investments increased to 5.37% from 5.10% reported in the second quarter of 1996.

   Average investment securities reached $5.6 billion in the quarter ended June 30, 1997, compared with $4.8 billion reported for the same quarter in 1996. The increase relates to a higher average volume of U.S. Treasury and agencies securities, collateralized mortgage obligations and mortgage-backed securities at BPPR. These increases were partially offset by a lower average balance of investments required by local regulations to all recipients of 936 funds which have a yield substantially below market rates. The average taxable equivalent yield of the Corporation's investment portfolio increased 36 basis points to 6.94% during the three-month period ended June 30, 1997, from 6.58% during the same period of 1996, as a result of the higher interest rate scenario.

   The average balance of trading account securities for the second quarter of 1997 was $325 million compared with $341 million reported for the same quarter last year. The taxable equivalent yield on trading account securities increased 48 basis points to 6.66% from 6.18% reported in the second quarter of 1996. The increases in the yields of investments and loans, mentioned above, resulted in a rise in the average yield on earning assets on a taxable equivalent basis, which increased to 8.95% for the second quarter of 1997, from 8.61% reported during the same quarter of 1996.

   Average interest-bearing liabilities of the Corporation were $13.7 billion for the three-month period ended June 30, 1997, compared with $12.5 billion for the same period of 1996. Average interest-bearing deposits totaled $8.3 billion, a slight decrease from the $8.4 billion reported for the same quarter in 1996. Although most deposit categories showed increases, a decrease of $531 million in average 936 certificates of deposits caused the aforementioned decline. Average certificates of deposit, excluding 936 deposits, rose $168 million, average savings accounts increased $194 million and NOW and money market deposits averaged $102 million more than in 1996. Average demand deposits grew by $213 million from $2.1 billion for the second quarter of 1996, to $2.3 billion for the same quarter this year. The operations acquired since the second quarter of 1996, contributed $244 million to the increase in average deposits.

   The average cost of interest-bearing deposits for the quarters ended June 30, 1997 and 1996 was 4.19% and 4.15%, respectively. The average cost of savings accounts and NOW and money market deposits for the second quarter of 1997, increased to 3.06% and 3.32%, respectively, from 3.01% and 3.26% for the same quarter last year.

   The increase of four basis points in the average cost of interest-bearing deposits was principally attributed to the rise in the cost of certificates of deposit from 5.22% in the second quarter of 1996 to 5.43% for the same quarter in 1997. Traditionally 936 certificates of deposit had a cost below the U.S. or the Eurodollar market. During the second quarter of 1996 these deposits had an average cost of 4.51% and comprised 12.5% of average interest-bearing deposits, compared with 4.90% and 6.2%, respectively, in the second quarter of 1997. That reduction in the proportion of 936 deposits as well as the increase in its cost were among the factors that caused the increase in the average cost of certificates of deposit. Notwithstanding the repeal of Section 936, some 936 corporations have chosen not to withdraw all their funds from financial institutions and have instead, invested those funds at a longer term to reduce the tollgate taxes applicable upon

--------------------------------------------------------------------------------

repatriating these funds. As a result, the cost of these funds have remained below that of the U.S. or Eurodollar market. At June 30, 1997, the Corporation held $1.8 billion in 936 funds, including $162 million in funds acquired from RCB, representing 9.9% of its liabilities, compared with $2.9 billion or 18.8% at the same date in 1996 and $1.8 billion or 11.5% at the end of the first quarter of 1997.

   Average short-term borrowings increased $617 million reaching $3.9 billion during the second quarter of 1997, compared with $3.3 billion during the same period of 1996. The increase was mainly realized at BPPR with a $1.2 billion increase in its average balance, due to the reduction in 936 deposits and arbitrage opportunities undertaken during the quarter. This increase was partially offset by a decrease in Popular Securities as a result of lower 936 borrowings. The average cost of short-term borrowings for the quarter ended June 30, 1997, increased by 70 basis points, from 5.06% to 5.76% due to both, a change in the mix of short-term borrowings and general market conditions.

   Average long and medium-term debt increased $722 million from $744 million in the second quarter of 1996 to $1.5 billion for the same quarter of 1997. This increase was mostly directed to finance the growth of the Corporation's operations. Also, in February 1997, the Corporation issued $150 million in Capital Securities which qualified as Tier I capital for regulatory purposes. These securities mature on February 2027.

 TABLE B

 NET INTEREST INCOME (TAXABLE EQUIVALENT BASIS)
-------------------------------------------------------------------------------
 (DOLLARS IN MILLIONS)                            SECOND QUARTER
-------------------------------------------------------------------------------
                                       1997 AVERAGE            1996 AVERAGE
                                   --------------------------------------------
                                    BALANCE       RATE      BALANCE      RATE
                                   --------------------------------------------
Money market-investment
  and trading securities              6,565        6.77%      5,987     6.35%
Loans                                10,164       10.35       9,033    10.11
                                    -------                 -------
Total earning assets                $16,729        8.95%    $15,020     8.61%
                                    =======                 =======

Financed by:
Interest bearing deposits             8,343        4.19%      8,410     4.15%
Borrowings                            5,393        6.05       4,054     5.46
                                    -------                 -------
Total interest bearing funds         13,736        4.92%     12,464     4.57%

Non-interest
  bearing funds                       2,993                   2,556
                                    -------                 -------
    Total                           $16,729        4.04%    $15,020     3.80%
                                    =======                 =======

Net interest income
  per book                          $ 190.6                 $ 168.2

Taxable equivalent
  adjustments                          14.5                    12.4
                                    -------                 -------

Net interest income on a
  taxable basis                      $205.1                  $180.6
                                    =======                 =======
Spread                                             4.03%                4.04%

Net interest yield                                 4.91%                4.81%


   The increase in borrowings combined with the reduction in 936 funds and the higher interest rate scenario, caused the total cost of interest-bearing liabilities to rise 35 basis points, from 4.57% to 4.92% for the second quarter of 1997. The cost of funding earning assets also increased from 3.80% for the second quarter of 1996 to 4.04% for the same quarter in 1997.

   The improvement of 34 basis points in the taxable equivalent yield on earning assets, partially offset by the higher cost of funds mentioned above, prompted the net interest margin, on a taxable equivalent basis to rise 10 basis points to 4.91% for the quarter ended June 30, 1997, from 4.81% reported during the second quarter of 1996. During the first quarter of 1997 the Corporation reported a taxable equivalent net interest margin of 4.90%. For the six-month period ended June 30, 1997, the taxable equivalent net interest margin was 4.91%, compared with 4.80% for the same period in 1996.

   Table B contains a summary of the results of the Corporation's net interest margin, on a taxable equivalent basis, for the second quarter of 1997 and 1996.

PROVISION AND ALLOWANCE  FOR LOAN LOSSES

   The provision for loan losses was $25.4 million for the quarter ended June 30, 1997, and $49.1 million for the first six months of 1997, reflecting rises of $3.7 million or 17.3% and $6.2 million or 14.3%, respectively, over the same periods in 1996. During the first quarter of 1997, the provision amounted to $23.7 million. Net charge-offs for the quarter ended June 30, 1997, reached $22.9 million or 0.90% of average loans, compared with $18.1 million or 0.80% for the same quarter in 1996, and $17.9 million or 0.73% for the quarter ended on March 31, 1997. The increase in provision for loan losses is attributable to the growth in the loan portfolio, non-performing assets and net charge-offs experienced by the Corporation. Table C below presents information for the quarter ended June 30, 1997 and the previous four quarters.

TABLE C

-------------------------------------------------------------------
 Quarter              Provision for      Net         Allowance for
 Ended                Loan Losses    Charge-offs     Loan Losses
-------------------------------------------------------------------
                                    (In millions)
June 30, 1997            $25.4          $22.9          $207
March 31, 1997            23.7           17.9           191
December 31, 1996         23.5           20.3           186
September 30, 1996        22.4           18.8           182
June 30, 1996             21.7           18.1           178

--------------------------------------------------------------------------------

TABLE D
 ALLOWANCE FOR LOAN LOSSES AND SELECTED LOAN LOSSES STATISTICS

                                                                   Second Quarter         First Six Months
(Dollars in thousands)                                            1997       1996         1997         1996
------------------------------------------------------------------------------------------------------------
Balance at beginning of period...............................   $191,360    $174,724    $185,574    $168,393
Allowances purchased.........................................     12,832                  12,832
Provision for loan losses....................................     25,413      21,672      49,100      42,945
                                                                --------------------------------------------
                                                                 229,605     196,396     247,506     211,338
                                                                --------------------------------------------


Losses charged to the allowance
  Commercial ................................................     12,442       9,185      23,642      18,400
  Construction ..............................................                    500         300       1,193
  Lease financing ...........................................      5,834       4,869      12,117       8,194
  Mortgage ..................................................        477         459       1,006       1,056
  Consumer ..................................................     15,617      10,668      27,618      20,181
                                                                --------------------------------------------
                                                                  34,370      25,681      64,683      49,024
                                                                --------------------------------------------
Recoveries
  Commercial.................................................      3,549       2,045       7,372       5,904
  Construction ..............................................         80          21          81          22
  Lease financing............................................      3,930       1,962       9,059       2,909
  Mortgage...................................................         70          81         106         193
  Consumer...................................................      3,855       3,506       7,278       6,988
                                                                --------------------------------------------
                                                                  11,484       7,615      23,896      16,016
                                                                --------------------------------------------
Net loans charged-off........................................     22,886      18,066      40,787      33,008
                                                                --------------------------------------------
Balance at end of period.....................................   $206,719    $178,330    $206,719    $178,330
                                                                ============================================
Ratios:
Allowance for losses to loans................................       1.89%       1.92%       1.89%       1.92%
Allowance to non-performing assets...........................      97.87      117.01       97.87      117.01
Allowance to non-performing loans............................     104.58      122.03      104.58      122.03
Non-performing assets to loans...............................       1.94        1.64        1.94        1.64
Non-performing assets to total assets .......................       1.10        0.93        1.10        0.93
Net charge-offs to average loans.............................       0.90        0.80        0.82        0.74
Provision to net charge-offs ................................       1.11X       1.20x       1.20X       1.30x
Net charge-offs earnings coverage ...........................       4.14        4.74        4.60        5.13

   Consumer loans net charge-offs totaled $11.8 million or 1.71% of average consumer loans for the quarter ended June 30, 1997, representing a rise of $4.6 million from the second quarter of 1996. For the same quarter last year, consumer loans net charge-offs represented 1.19% of the average portfolio. Most of the rise in net credit losses in the consumer category was experienced at BPPR which recorded $3.8 million over the amount recognized for the same quarter of the previous year. The increase in net charge-offs is mostly related to higher levels of bankruptcies in the U.S. mainland and Puerto Rico. Commercial loans net charge-offs rose $1.8 million, amounting to $8.9 million for the quarter ended June 30, 1997, compared with $7.1 million for the same quarter a year ago. Lease financing and construction loans net charge-offs decreased $1.0 million and $0.6 million, respectively, when compared with the second quarter of 1996. Mortgage loans net charge-offs amounted to $0.4 million for the second quarter of both, 1997 and 1996.

   Net charge-offs for the six-month period ended June 30, 1997, reached $40.8 million or 0.82% of average loans, compared with $33.0 million or 0.74% for the same period of 1996. Most of the increase in net credit losses was related to the consumer and commercial loan portfolios, that reflected rises of $7.1 million and $3.8 million, respectively, compared with the six-month period ended June 30, 1996. Conversely, lease financing and construction loans net charge-offs decreased $2.2 million and $1.0 million, respectively, when compared to prior year. The decrease in net charge-offs in the lease financing portfolio resulted from a higher level of recoveries, as a result of the more aggressive charge-off policy implemented in 1996 by Popular Leasing. Mortgage loans net charge-offs remained stable compared to prior year, showing $0.9 million for both periods.

--------------------------------------------------------------------------------

   As shown in Table D, the allowance for loan losses at June 30, 1997, amounted to $207 million, representing 1.89% of loans, compared with $178 million or 1.92% at the same date last year. Management considers that the allowance for loan losses is adequate to absorb potential write-offs of the loan portfolio, based on the process established to assess its adequacy. This process incorporates portfolio risk characteristics, results of periodic credit reviews, prior loss experience, current and anticipated economic conditions and loan impairment measurement.

   As required by SFAS 114, the Corporation has defined impaired loans as all loans with interest and/or principal past due 90 days or more and other specific loans for which, based on current information and events, it is probable that the debtor will be unable to pay all amounts due according to the contractual terms of the loan agreement. Loan impairment is measured based on the present value of expected cash flows discounted at the loan's effective rate, on the observable market price or, on the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogenous loans are collectively evaluated for impairment based on past experience. All other loans are evaluated on a loan-by-loan basis. Impaired loans for which the discounted cash flows, collateral value or market price equals or exceeds its carrying value do not require an allowance. At June 30, 1997, the Corporation had $135 million in loans considered impaired of which $78 million had a related allowance for possible loan losses of $22 million. As of the same date last year, loans considered impaired amounted to $90 million of which $55 million had a related allowance for loan losses of $15 million. Average impaired loans during the second quarter of 1997 and 1996 were $112 million and $85 million, respectively. The Corporation recognized interest income on impaired loans of $1.3 million, and $0.7 million respectively, for the quarter ended June 30, 1997 and 1996.

CREDIT QUALITY

   Non-performing assets (NPA) consist of past-due loans on which no interest income is being accrued, renegotiated loans and other real estate. The Corporation reports NPA on a more conservative basis than most U.S. banks. The standard industry practice is to place non-performing commercial loans on non-accrual status when payments of principal or interest are delinquent 90 days. However, the Corporation's policy is to place commercial loans on non-accrual status when payments of principal or interest are delinquent 60 days. Lease financing, conventional mortgage and closed-end consumer loans are placed on non-accrual status when payments are delinquent 90 days. Closed-end consumer loans are charged-off against the allowance when delinquent 120 days. Open-end (revolving credit) consumer loans are charged-off when payments are delinquent 180 days. Certain loans which would be treated as non-accrual loans pursuant to the foregoing policy, are treated as accruing loans if they are considered well-secured and in the process of collection. Under the standard industry practice, closed-end consumer loans are charged-off when delinquent 120 days, but these consumer loans are not customarily placed on non-accrual status prior to being charged-off.

TABLE E

----------------------------------------------------------------
                                        NPA     Allowance
                                      as a %     as a %
  Date                    NPA        of Loans    of NPA
----------------------------------------------------------------
                 (Dollars in millions)
June 30, 1997            $211          1.94%       97.9%
March 31, 1997            174          1.76       110.0
December 31, 1996         155          1.58       119.9
September 30, 1996        153          1.60       118.9
June 30, 1996             152          1.64       117.0

   As shown in Table E, as of June 30, 1997, NPA amounted to $211 million or 1.94% of loans, compared with $152 million or 1.64% at June 30, 1996. NPA were $174 million or 1.76% of loans at March 31, 1997.

   Non-performing loans totaled $198 million as of June 30, 1997, compared with $146 million at the same date last year and $164 million as of March 31, 1997. The increase from June 30, 1996, was reflected in non-performing commercial, including construction, mortgage and consumer loans which rose $26 million, $20 million and $7 million, respectively. The increase in non-performing commercial, including construction, loans was mainly attributable to the classification on non-accrual of an $11 million commercial income-producing real estate loan in the U.S.Virgin Islands region of BPPR. Furthermore, the non-performing loans of the banks acquired during the quarter ended June 30, 1997, accounted for $17 million of the increase in this category, driven by the implementation of the Corporation's conservative policy as explained above. Non-performing mortgage loans at Equity One increased $16 million from the $9 million reported as of the same date last year. Most of the rise relates to the increase in personal bankruptcies in the U.S. mainland and the growth in the mortgage loan portfolio of that subsidiary. Bankruptcy filings over the 12-month period ended on March 31, 1997, increased 27% over the same period a year before, reaching record-breaking levels. At BPPR, non-performing consumer loans increased $3 million over the amount as of June 30, 1996, and the banks acquired during this quarter ac-

--------------------------------------------------------------------------------

counted for $2 million of the increase in non-performing consumer loans. In addition, other real estate increased $7 million compared with June 30, 1996, including a $3 million increase at Equity One and $2 million related to the banks acquired during this quarter. Non-performing lease financings decreased $0.7 million as compared with the amount reported as of June 30, 1996.

   Assuming standard industry practice of placing commercial loans on non-accrual status when payments of principal or interest are past due 90 days or more and excluding the closed-end consumer loans from non-accruing loans, non-performing assets as of June 30, 1997, amounted to $163 million or 1.49% of loans, and the allowance for loan losses would be 127.2% of non-performing assets. At June 30, 1996 and March 31, 1997, adjusted non-performing assets were $118 million and $129 million, respectively, or 1.28% and 1.31% of loans.

   Accruing loans that are contractually past due 90 days or more as to principal or interest as of June 30, 1997, amounted to $15 million compared with $13 million at June 30, 1996, and $11 million at March 31, 1997.

OTHER OPERATING INCOME

   Other operating income, excluding securities and trading gains, amounted to $54.1 million for the three-month period ended June 30, 1997, compared with $50.7 million for the same quarter in 1996, an increase of $3.4 million or 6.7%. The rise in other income was principally driven by an increase of $5.4 million in other service fees and $0.8 million in service charges on deposit accounts. Partially offsetting these increases was a decrease of $2.8 million in other operating income. For the six-month periods ended June 30, 1997 and 1996, these revenues were $109.6 million and $101.0 million, respectively.

   Service charges on deposit accounts, totaled $22.2 million in the second quarter of 1997, compared with $21.4 million for the same quarter of 1996. This increase mostly resulted from the operations acquired since June 30, 1996, which contributed approximately $0.5 million in these service charges for the quarter.

   Other service fees rose $5.4 million for the quarter ended June 30, 1997, amounting to $24.8 million compared with $19.4 million for the same quarter of 1996. The increase in other service fees was principally attained at BPPR where credit card fees and discounts rose $1.5 million, as credit card net sales rose 31.1% and the number of credit card active accounts grew 15.0%. Also, debit card fees rose $1.4 million, reflecting the growing volume of point-of-sale (POS) terminals and transactions. The volume of transactions at POS terminals increased from a monthly average of 1.7 million in June 1996 to 2.8 million a year later. In addition, fees related to the sale and administration of investment products rose $0.7 million as a result of the sale of the Puerto Rico Investors Tax-Free Fund V.

   Other operating income decreased $2.8 million, from $9.9 million for the second quarter of 1996 to $7.1 million for the same period in 1997. This decrease mainly resulted from the recording of a loss of $3.6 million in the market value of a building which is held for sale as well as lower gains realized on the sale of mortgage loans, which amounted to $2.9 million for the quarter ended June 30, 1997, compared with $4.4 million for the same period in 1996. Partially offsetting this reduction were higher investment banking fees realized by Popular Securities and an increase in the income from daily rental operations of Popular Leasing.

TABLE F
OTHER OPERATING INCOME
--------------------------------------------------------------------------------
                                    Second Quarter
                                  1997           1996           Change
--------------------------------------------------------------------------------
(Dollars in thousands)

Service charges on
  deposit accounts               $22,214        $21,389         $  825
Other service fees:
  Credit card fees and
   discounts                       7,244          5,728          1,516
  Credit life insurance fees       2,168          1,749            419
  Debit card fees                  3,833          2,386          1,447
  Mortgage servicing fees,
    net of amortization            2,405          1,932            473
  Trust fees                       1,702          1,561            141
  Other fees                       7,433          6,052          1,381
Other income                       7,125          9,921         (2,796)
                                 -------------------------------------

Total                            $54,124        $50,718        $ 3,406
                                 =====================================


   For the second quarter of 1997, the Corporation recognized a net gain of $1.3 million in the sale of securities and a net trading account profit of $0.8 million compared with net losses of $20 thousand and $1.4 million, respectively, for the second quarter of 1996.

OPERATING EXPENSES

   Operating expenses for the second quarter of 1997 rose $20.2 million or 15.3% to $152.0 million, compared with $131.8 million for the same quarter in 1996, principally reflecting higher personnel costs, professional fees, business promotion, other taxes and other operating expenses.

   Personnel costs, the largest category of operating expenses, totaled $74.4 million for the second quarter of 1997, compared with $67.4 million for the same period in 1996 for an increase of $7.0 million or 10.4%. Salaries accounted for the largest portion of the increase in person-

--------------------------------------------------------------------------------
nel costs, rising $4.2 million or 9.2% to $50.3 million, compared with $46.1 million in 1996. This rise resulted from increased employment levels due to acquisitions, increased business activity and annual merit increases. Full-time equivalent employees (FTE) amounted to 8,782 at the end of this quarter, compared with 7,867 FTEs at the same date in 1996. Of the increase of 915 FTEs, the acquisitions completed during the second quarter of 1997 accounted for 636 FTEs. Profit sharing expense rose $1.1 million as a result of higher eligible salaries and stronger profitability ratios at BPPR. Pension and other benefits totaled $17.3 million for the quarter ended June 30, 1997, compared with $15.7 million for the same period a year ago, principally reflecting a rise in medical insurance expenses. In addition, staff training expenses showed an increase of $0.3 million as a result of the Corporation's commitment to maintain a well-trained work force. Of the total increase in personnel costs, $2.2 million were reflected in the operations acquired since June 30, 1996.

   Other operating expenses, excluding personnel costs, increased $13.2 million, reaching $77.6 million for the second quarter of 1997, compared with $64.4 million for the same period in 1996. The increase in other operating expenses was mostly in professional fees which grew $3.4 million, reflecting higher expenses associated with system developments and technical support. Other operating expenses and business promotion grew a combined $4.7 million due to the impact of the business expansion and costs related with the development of new products and services, including the expenses related with the institutional campaign launched in the continental U.S and the new credit card operation in Florida. Other taxes also reflected an increase as a result of higher levels of taxable property, increased business volume and an increase in the tax rate for personal property in the municipality of San Juan, Puerto Rico, where the Corporation's headquarters are located. Also, equipment expenses increased, mostly as a result of the expansion of the electronic payment system and enhanced uses of technology. During the second quarter of 1997, the Corporation increased its automated teller machine (ATM) network by 38 ATMs, and 1,087 additional POS terminals were connected in order to expand our electronic delivery capabilities.

   Income tax expense rose $0.3 million from $18.0 million in the second quarter of 1996 to $18.3 million in the same quarter this year, primarily as a result of the growth in pre-tax earnings. The effective tax rate for the second quarter of 1997 decreased to 26.4% from 28.1% for the same period in 1996. For the six-month periods ended June 30, 1997 and 1996, income tax expense amounted to $37.8 million and $35.3 million, respectively.

BALANCE SHEET COMMENTS

   At June 30, 1997, the Corporation's total assets reached $19.1 billion, reflecting an increase of 16.4% when compared with $16.4 billion at June 30, 1996. Most of the growth was at BPPR, whose total assets increased $2.1 billion. This rise included $787 million related to the acquisition of RCB effective on June 30, 1997. Also, the operations acquired in California, Florida and Illinois since June 30, 1996, had $696 million in total assets as of the end of the second quarter of 1997. Total assets at March 31, 1997 were $17.4 billion. Average assets for the first six months of 1997 were $17.3 billion compared with $15.8 billion for the same period in 1996, an increase of 9.5%. Average assets for the year ended December 31, 1996, were $16.3 billion.

   Earning assets at June 30, 1997, amounted to $17.8 billion compared with $15.3 billion at June 30, 1996 and $16.3 billion at March 31, 1997. Total loans amounted to $10.9 billion at June 30, 1997, compared with $9.3 billion a year ago. Commercial, including construction, and consumer loans contributed $848 million and $514 million, respectively, to the growth in the Corporation's loan portfolio. The commercial loan portfolio increased 22.8% to $4.6 billion as of June 30, 1997, from $3.7 billion as of the same date last year. Consumer loans rose 21.0% from $2.5 billion as of June 30, 1996, to $3.0 billion as of June 30, 1997. BPPR was responsible for the largest growth in both portfolios, increasing $553 million in commercial loans and $371 million in consumer loans particularly, personal loans. Mortgage loans rose to $2.8 billion for an increase of $233 million or 9.0% as compared with June 30, 1996. The increase was mostly experienced at Equity One, which rose $225 million. The lease financing portfolio rose $35 million or 6.8%, totaling $553 million as of June 30, 1997, compared with $518 million at June 30, 1996. RCB contributed $361 million in total loans at June 30, 1997, while the other operations acquired since June 30, 1996, had $368 million in total loans as of the end of the second quarter of 1997. Total loans at March 31, 1997 amounted to $9.9 billion.

   Money market investments totaled $870 million at June 30, 1997, compared with $903 million at the same date in 1996. Investment securities as of June 30, 1997, totaled $5.7 billion compared with $4.8 billion as of June 30, 1996. Most of this growth was reflected at BPPR, whose investment securities portfolio increased $736 million. This rise included $382 million related to the acquisition of RCB. Investment securities included $4.9 billion in investment securities available-for-sale as of June 30, 1997 and $3.1 billion as of June 30, 1996. Investment securities as of March 31, 1997 amounted to $5.4 billion. At June 30, 1997, trading account securities totaled $341 million compared with $329 million at the same date last year.

--------------------------------------------------------------------------------

   Intangible assets rose $97 million from $134 million as of June 30, 1996 to $231 million at the same date in 1997. The rise in intangible assets was a result of the acquisitions since June 30, 1996, of which RCB accounted for $64 million of the total increase while the operations acquired in Illinois resulted in $40 million in intangibles.

   Total deposits reached $11.4 billion at June 30, 1997, from $10.6 billion a year earlier, an increase of $829 million, in spite of a reduction of $655 million in 936 deposits at BPPR. Interest-bearing deposits rose $472 million and non-interest bearing deposits increased $357 million. The merger with RCB contributed $584 million in deposits at June 30, 1997. At the same date, National Bancorp, Inc., CBC Bancorp, Ltd., Banco Popular, N.A. (Florida) and Banco Popular, N.A. (California), in aggregate, had $532 million in total deposits. Total deposits at March 31, 1997 were $10.5 billion.

   Federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings increased $705 million from $3.5 billion as of June 30, 1996 to $4.2 billion as of June 30, 1997. BPPR accounted for most of the growth as a result of the reduction in 936 certificates of deposits and due to arbitrage opportunities undertaken during the quarter. Notes payable rose $720 million, particularly at the holding company and BPPR. Borrowed funds were used primarily to finance loan growth and arbitrage activities. On May 22, 1997, a "shelf" registration was filed with the Securities and Exchange Commission, allowing the Corporation to issue medium-term notes, unsecured debt securities and preferred stock in an aggregate amount of up to $1 billion. These securities are guaranteed by the Corporation. As of June 30, 1997, the Corporation had issued $30 million in medium-term notes under the new "shelf" registration.

   Moreover, during the first quarter of 1997, the Corporation issued $150 million in Capital Securities at 8.327%, through BanPonce Trust I, a statutory business trust owned by Popular North America (formerly BanPonce Financial Corp.). The proceeds were upstreamed to Popular North America as junior subordinated debt under the same terms and conditions. The Capital Securities qualify as Tier I capital for regulatory purposes. Such Tier I treatment provides the Corporation with a more cost-effective means of obtaining capital for regulatory purposes.

   Stockholders' equity at June 30, 1997, amounted to $1.42 billion, compared with $1.19 billion at June 30, 1996. The increase is mainly due to earnings retention and the issuance of 2,462,272 common shares for the acquisitions of RCB and National Bancorp, Inc. This issuance resulted in $96 million in additional capital. Also, the Dividend Reinvestment Plan contributed $4.2 million in additional capital since June 30, 1996. On May 8, 1997, the Board of Directors approved a stock repurchase program of up to three million shares of the outstanding common stock of the Corporation. As of June 30, 1997, the Corporation had purchased 380,000 shares under this program. The Corporation's stockholders' equity at June 30, 1997, included $6.3 million, net of deferred taxes, in unrealized holding gains on securities available-for-sale, compared with $5.7 million in unrealized losses on securities available-for-sale at June 30, 1996. Stockholders' equity at March 31, 1997 amounted to $1.29 billion.

   The market value of the Corporation's common stock at June 30, 1997, was $40.38 per share compared with $22.50 at June 30, 1996 and $35.50 at March 31, 1997. The Corporation's total market capitalization at June 30, 1997 was $2.8 billion. Book value per common share increased to $19.41 as of June 30, 1997, compared with $16.47 as of the same date last year. The dividend payout ratio to common stockholders for the quarter ended June 30, 1997, was 24.29% compared with 22.50% for the same period last year.

   The market value of the Corporation's preferred stock at June 30, 1997 and 1996, was $26.50 per share, compared with $26.75 at March 31, 1997.

   The Corporation's Tier I, total capital and leverage ratios at June 30, 1997 were 12.56%, 14.98% and 7.71%, respectively, as compared with 11.76%, 14.41% and 6.68%, at June 30, 1996.

CONSOLIDATED STATEMENTS OF CONDITION

--------------------------------------------------------------------------------------------------
                                                                              June 30,
(In thousands)                                                       1997                  1996
--------------------------------------------------------------------------------------------------
ASSETS
 Cash and due from banks....................................       $609,160             $  524,344
                                                                ----------------------------------
 Money market investments:
  Federal funds sold and securities and mortgages
    purchased under agreements to resell ...................        847,171                898,041
  Time deposits with other banks ...........................         20,020                  3,236
  Bankers' acceptances......................................          2,376                  1,555
                                                                ----------------------------------
                                                                    869,567                902,832
                                                                ----------------------------------

 Investment securities available-for-sale
  at market value ..........................................      4,905,562              3,127,423
 Investment securities held-to-maturity
  at cost ..................................................        745,826              1,694,764
 Trading account securities, at market value................        340,749                329,256
 Loans held-for-sale .......................................        314,916                153,278
 Loans .....................................................     10,969,960              9,456,881
  Less--Unearned income ....................................        375,511                330,827
             Allowance for loan losses .....................        206,719                178,330
                                                                ----------------------------------
                                                                 10,387,730              8,947,724
                                                                ----------------------------------

 Premises and equipment ....................................        388,970                340,358
 Other real estate..........................................         10,285                  3,611
 Customers' liabilities on acceptances......................          2,542                  1,650
 Accrued income receivable..................................        109,346                118,774
 Other assets...............................................        229,909                164,035
 Intangible assets .........................................        231,282                134,088
                                                                ---------------------------------
                                                                $19,145,844            $16,442,137
                                                                ==================================


 LIABILITIES AND STOCKHOLDERS' EQUITY
 Liabilities:
  Deposits:
    Non-interest bearing  ..................................     $2,496,684             $2,140,105
    Interest bearing .......................................      8,908,832              8,436,843
                                                                ----------------------------------
                                                                 11,405,516             10,576,948
  Federal funds purchased and securities sold
    under agreements to repurchase .........................      2,623,292              2,747,186
  Other short-term borrowings...............................      1,630,976                802,364
  Notes payable ............................................      1,412,407                692,435
  Senior debentures.........................................                                30,000
  Acceptances outstanding...................................          2,542                  1,650
  Other liabilities.........................................        371,981                279,416
                                                                ----------------------------------
                                                                 17,446,714             15,129,999
                                                                ----------------------------------
  Subordinated notes .......................................        125,000                125,000
                                                                ----------------------------------
  Guaranteed preferred beneficial interests in Popular
     North America's subordinated debentures ...............        150,000
                                                                ----------------------------------

 Stockholders' equity:
  Preferred stock ..........................................        100,000                100,000
  Common stock..............................................        411,697                396,007
  Surplus ..................................................        579,878                479,059
  Retained earnings.........................................        340,267                217,725
  Treasury stock - at cost..................................        (14,017)
  Unrealized gains (losses) on securities
    available-for-sale, net of
    deferred taxes .........................................          6,305                 (5,653)
                                                                ----------------------------------
                                                                  1,424,130              1,187,138
                                                                ----------------------------------
                                                                $19,145,844            $16,442,137
                                                                ==================================



The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

----------------------------------------------------------------------------------------------------------------------
                                                                       Quarter ended         For the six months ended
                                                                          June 30,                    June 30,
(Dollars in thousands, except per share information)                1997           1996         1997           1996
----------------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
  Loans .......................................................    $ 260,804    $ 226,027     $ 507,157     $ 443,274
  Money market investments ....................................        8,515       10,882        17,382        19,555
  Investment securities .......................................       84,646       68,442       159,757       140,387
  Trading account securities ..................................        5,040        4,624         8,974         9,686
                                                                   --------------------------------------------------
                                                                     359,005      309,975       693,270       612,902
                                                                   --------------------------------------------------

INTEREST EXPENSE:
  Deposits ....................................................       87,092       86,693       173,287       169,689
  Short-term borrowings .......................................       56,409       41,625       103,771        84,555
  Long-term debt ..............................................       24,898       13,449        44,962        27,990
                                                                   --------------------------------------------------
                                                                     168,399      141,767       322,020       282,234
                                                                   --------------------------------------------------
  Net interest income .........................................      190,606      168,208       371,250       330,668
  Provision for loan losses ...................................       25,413       21,672        49,100        42,945
                                                                   --------------------------------------------------
  Net interest income after provision for loan losses .........      165,193      146,536       322,150       287,723
  Service charges on deposit accounts .........................       22,214       21,389        44,033        42,465
  Other service fees ..........................................       24,785       19,408        46,954        36,788
  Gain (loss) on sale of securities ...........................        1,286          (20)         (374)          709
  Trading account profit (loss) ...............................          817       (1,383)        1,250          (445)
  Other operating income ......................................        7,125        9,921        18,619        21,790
                                                                   --------------------------------------------------
                                                                     221,420      195,851       432,632       389,030
                                                                   --------------------------------------------------

OPERATING EXPENSES:
  Personnel costs:
    Salaries ..................................................       50,344       46,112        98,689        90,864
    Profit sharing ............................................        6,788        5,685        13,228        11,755
    Pension and other benefits ................................       17,307       15,654        34,007        32,635
                                                                   --------------------------------------------------
                                                                      74,439       67,451       145,924       135,254
  Net occupancy expense .......................................        8,743        8,596        17,745        17,914
  Equipment expenses ..........................................       13,279       11,806        25,619        23,580
  Other taxes .................................................        7,311        5,466        13,756        11,429
  Professional fees ...........................................       14,421       10,993        26,835        20,909
  Communications ..............................................        7,750        6,497        15,331        12,813
  Business promotion ..........................................        7,980        6,027        13,937        11,419
  Printing and supplies .......................................        3,127        3,020         6,771         5,943
  Other operating expenses ....................................       10,155        7,458        18,974        14,198
  Amortization of intangibles .................................        4,841        4,530         9,279         9,084
                                                                   --------------------------------------------------
                                                                     152,046      131,844       294,171       262,543
                                                                   --------------------------------------------------
  Income before taxes .........................................       69,374       64,007       138,461       126,487
  Income tax ..................................................       18,283       17,952        37,831        35,290
                                                                   --------------------------------------------------
  NET INCOME ..................................................    $  51,091    $  46,055     $ 100,630     $  91,197
                                                                   ==================================================
  NET INCOME APPLICABLE TO COMMON STOCK .......................    $  49,003    $  43,967     $  96,455     $  87,022
                                                                   ==================================================
  EARNINGS PER COMMON SHARE ...................................    $    0.74    $    0.67     $    1.46     $    1.32
                                                                   ==================================================




The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------------------------
                                                                                       For the six months ended
                                                                                                June 30,
(In thousands)                                                                         1997               1996
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income .................................................................      $    100,630       $     91,197
                                                                                    -------------------------------
 Adjustments to reconcile net income to cash provided by operating activities:
  Depreciation and amortization of premises and equipment ....................            25,839             24,132
  Provision for loan losses ..................................................            49,100             42,945
  Amortization of intangibles ................................................             9,279              9,084
  Loss (gain) on sale of investment securities available-for-sale ............               374               (709)
  Loss (gain) on disposition of premises and equipment .......................               103                 (7)
  Gain on sale of loans ......................................................            (6,127)            (5,325)
  Amortization of premiums and accretion of discounts on investments .........               745              4,647
  Increase in loans held-for-sale ............................................           (59,787)           (40,472)
  Amortization of deferred loan fees and costs ...............................            (1,824)             3,303
  Net (increase) decrease in trading securities ..............................           (48,580)             1,418
  Net increase in interest receivable ........................................            (6,872)            (5,235)
  Net decrease (increase) in other assets ....................................           190,723            (15,803)
  Net increase in interest payable ...........................................             4,953              3,390
  Net decrease in current and deferred taxes .................................           (37,494)           (22,196)
  Net increase in postretirement benefit obligation ..........................             4,014              4,493
  Net increase in other liabilities ..........................................            51,137             13,227
                                                                                    -------------------------------
 Total adjustments ...........................................................           175,583             16,892
                                                                                    -------------------------------
 Net cash provided by operating activities ...................................           276,213            108,089
                                                                                    -------------------------------

 CASH FLOWS FROM INVESTING ACTIVITIES:
  Net increase in money market investments ...................................           (46,595)          (104,113)
  Purchases of investment securities held-to-maturity ........................       (21,944,787)        (5,620,734)
  Maturities of investment securities held-to-maturity .......................        22,453,433          5,566,537
  Purchases of investment securities available-for-sale ......................        (3,839,435)        (3,263,947)
  Maturities of investment securities available-for-sale .....................           878,497          1,580,601
  Sales of investment securities available-for-sale ..........................         1,975,195          1,743,400
  Net disbursements on loans .................................................          (644,137)          (638,924)
  Proceeds from sale of loans ................................................           190,030            163,623
  Acquisition of loan portfolios .............................................           (14,390)          (113,475)
  Assets acquired, net of cash ...............................................          (140,602)
  Acquisition of premises and equipment ......................................           (55,034)           (39,805)
  Proceeds from sale of premises and equipment ...............................            11,696                526
                                                                                    -------------------------------
 Net cash used in investing activities .......................................        (1,176,129)          (726,311)
                                                                                    -------------------------------

 CASH FLOWS FROM FINANCING ACTIVITIES:
  Net (decrease) increase in deposits ........................................          (371,676)           700,286
  Net increase (decrease) in federal funds purchased and securities sold
     under agreements to repurchase ..........................................           690,570           (253,693)
  Net increase in other short-term borrowings ................................           226,970            347,656
  Proceeds from issuance of notes payable ....................................           328,233            394,662
  Payments of notes payable ..................................................                             (432,655)
  Payment of senior debentures ...............................................           (30,000)
  Payment of subordinated notes ..............................................                              (50,000)
  Proceeds from issuance of Series A Capital Securities ......................           150,000
  Dividends paid .............................................................           (27,973)           (23,952)
  Proceeds from issuance of common stock .....................................             2,162              2,089
  Liability for cash portion of merger .......................................            62,439
  Treasury stock acquired ....................................................           (14,017)
                                                                                    -------------------------------
 Net cash provided by financing activities ...................................         1,016,708            684,393
                                                                                    -------------------------------
 Net increase in cash and due from banks .....................................           116,792             66,171
 Cash and due from banks at beginning of period ..............................           492,368            458,173
                                                                                    -------------------------------
 Cash and due from banks at end of period ....................................      $    609,160       $    524,344
                                                                                    ===============================





The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

NOTE 1 - CONSOLIDATION

The consolidated financial statements of Popular, Inc. include the balance sheet of the Corporation and its wholly-owned subsidiaries, Popular Securities, Inc.; Popular International Bank, Inc. and its wholly-owned subsidiaries National Bancorp, Inc., ATH Costa Rica, and Popular North America, Inc. including Banco Popular, FSB, Pioneer Bancorp, Inc., Comban Corp., Banco Popular, N.A. (Florida), CBC Bancorp, Ltd. (second tier subsidiaries), and Equity One, Inc.; Banco Popular de Puerto Rico and its wholly-owned subsidiaries, Popular Leasing and Rental, Inc., Popular Finance, Inc. and Popular Home Mortgage, Inc.; and Metropolitana de Prestamos, Inc., as of June 30, 1997 and 1996, and their related statements of income and cash flows for the six-month periods then ended. These statements are, in the opinion of management, a fair statement of the results of the periods presented. These results are unaudited, but include all necessary adjustments, of a normal recurring nature, for a fair presentation of such results. Certain reclassifications have been made to the prior year consolidated financial statements to conform to the 1997 presentation.

NOTE 2 - ACCOUNTING CHANGES

Effective March 31, 1997, the Corporation adopted Statement of Financial Accounting Standards (SFAS) 129, "Disclosure of Information about Capital Structure." This statement establishes standards for disclosing information about an entity's capital structure. However, it contains no change in disclosure requirements for entities that were previously subject to the requirements of Opinions 10 and 15 and SFAS 47.

Effective March 31, 1997, the Corporation adopted SFAS 128, "Earnings per Share." This statement establishes standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock. It simplifies the standards for computing earnings per share previously found in APB Opinion 15, "Earnings per Share," and makes them comparable to international EPS standards. SFAS 128 replaces the presentation of primary earnings per share with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

Effective January 1, 1997, the Corporation adopted SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which supersedes SFAS 122 "Accounting for Mortgage Servicing Rights." This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities. Those standards are based on a consistent application of a financial component approach that focuses on the legal and physical control over the component. Under this approach, following a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, and derecognizes financial assets for which control has been surrendered and financial liabilities that have been extinguished. However, the FASB issued SFAS 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement 125", that delays until January 1, 1998, the effective date of those provisions of the statement that deal with securities lending, repurchase agreements and similar transactions. The adoption of this pronouncement did not have a financial impact on the consolidated financial statements of the Corporation for the six-month period ended June 30, 1997.

In addition, this statement requires that mortgage banking enterprises recognize as separate assets the rights to service mortgage loans for others, whether those servicing rights are originated or purchased. Also, it requires mortgage banking enterprises to assess capitalized mortgage servicing rights for impairment based on the fair value of those rights. The total cost of mortgage loans to be sold with servicing rights retained is allocated to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. These mortgage servicing rights are amortized in proportion to and over the periods of estimated net servicing income.

--------------------------------------------------------------------------------

To estimate the fair value of mortgage servicing rights the Corporation considers prices for similar assets and the present value of expected future cash flows associated with the servicing rights calculated using assumptions that market participants would use in estimating future servicing income and expense. For purposes of evaluating and measuring impairment of capitalized mortgage servicing rights, the Corporation stratifies such rights based on predominant risk characteristics of underlying loans, such as loan type, rate and term. The amount of impairment recognized if any, is the amount by which the capitalized mortgage servicing rights per stratum exceeds its estimated fair value. Impairment is recognized through a valuation allowance. As of June 30, 1997, the carrying value, estimated fair value and valuation allowance of capitalized mortgage servicing rights were $26,321, $35,379 and $16, respectively (1996- $24,112, $29,574 and $64).

Effective January 1, 1996, the Corporation adopted SFAS 123 "Accounting for Stock-Based Compensation." This statement establishes a fair value-based method of accounting for stock-based employee compensation plans. It encourages entities to adopt this method in lieu of the provisions of APB Opinion 25, "Accounting for Stock Issued to Employees," for all arrangements under which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of its stock. Banco Popular de Puerto Rico provides a stock-based compensation plan for its senior management. It is a three-year incentive plan under which shares of stock of the Corporation are granted if long-term corporate performance and objectives are met. For the quarter and six-month period ended June 30, 1997, the Corporation recognized an expense of $351 and $574, respectively, related to this plan (1996 - $111 and $214).

Effective January 1, 1996, the Corporation adopted Statement of Financial Accounting Standards (SFAS) 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement requires that long-lived assets and certain indentifiable intangibles to be held and used by an entity as well as assets held for disposition be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For the quarter and six-month period ended June 30, 1997, the Corporation recognized an impairment of $3,561 in the market value of a building which is held for sale. For the quarter and six-month period ended June 30, 1996, no impairment recognition was necessary under this pronouncement.

NOTE 3 - INVESTMENT SECURITIES

The average maturities as of June 30, 1997, and market value for the following investment securities are:

Investments securities available-for-sale:

                                                                           June 30,
                                                               1997                            1996
                                                    Amortized          Market       Amortized         Market
                                                      Cost             Value           Cost            Value
                                                    ----------------------------------------------------------
U.S. Treasury (average
   maturity of 1 year and 7 months)                 $3,007,496      $3,013,782      $2,461,354      $2,457,654
Obligations of other U.S. Government
   agencies and corporations
   (average maturity of 9 years and 10 months)       1,099,072       1,103,135         146,977         146,064
Obligations of Puerto Rico, States and
   political subdivisions (average
   maturity of 7 years and 10 months)                   45,680          45,915          24,924          24,814
Collateralized mortgage obligations
   (average maturity of 2 years and 1 month)           626,490         625,798         188,470         187,742
Mortgage-backed securities (average
   maturity of 4 years)                                 80,473          79,143         266,433         261,648
Equity securities (without contractual
   maturity)                                            20,183          20,444          27,257          31,531
Others (average maturity of 8 years
   and 6 months)                                        17,321          17,344          18,050          17,970
                                                    ----------------------------------------------------------
                                                    $4,896,715      $4,905,562      $3,133,465      $3,127,423
                                                    ==========================================================


------------------------------------------------------------------------------------------------------------------
Investments securities held-to-maturity:                                        June 30,
                                                                  1997                            1996
                                                        Amortized        Market         Amortized        Market
                                                           Cost          Value            Cost            Value
                                                       ----------------------------------------------------------
     U.S. Treasury (average maturity
        of 4 months)                                   $  350,397      $  350,430      $  923,106      $  923,664
     Obligations of other U.S. Government
        agencies and corporations (average
        maturity of 3 months)                              89,731          89,399         210,600         209,506
     Obligations of Puerto Rico, States and
        political subdivisions (average
        maturity of 6 years and 5 months)                  61,746          62,958         220,456         222,090
     Collateralized mortgage obligations (average
        maturity of 1 year and 7 months)                  102,970         102,701         223,416         221,881
     Mortgage-backed securities (average maturity
        of 4 years and 1 month)                            51,294          51,641          57,048          56,150
     Equity securities (without contractual
        maturity)                                          70,660          65,611          47,674          47,674
     Others (average maturity of 6 years and
          9 months)                                        19,028          18,997          12,464          12,484
                                                       ----------------------------------------------------------
                                                       $  745,826      $  741,737      $1,694,764      $1,693,449
                                                       ==========================================================


NOTE 4 - PLEDGED ASSETS

Securities and insured mortgage loans of the Corporation of $3,930,814 (1996 - $2,677,352) are pledged to secure public and trust deposits and securities and mortgages sold under repurchase agreements.

NOTE 5 - COMMITMENTS

In the normal course of business there are letters of credit outstanding and stand-by letters of credit which at June 30, 1997, amounted to $25,416 and $114,372. There are also outstanding other commitments and contingent liabilities, such as guarantees and commitments to extend credit, which are not reflected in the accompanying financial statements. No losses are anticipated as a result of these transactions.

NOTE 6 - SUBORDINATED NOTES

Subordinated notes of $125,000 as of June 30, 1997 and 1996 consisted of notes issued by the Corporation on December 12, 1995, maturing on December 15, 2005, with interest payable semi-annually at 6.75%.

NOTE 7 - STOCKHOLDERS' EQUITY

Authorized common stock is 180,000,000 shares with a par value of $6 per share of which 68,236,048 were issued and outstanding at June 30, 1997. On May 8, 1997, the Board of Directors authorized the repurchase of up to three million shares of the outstanding common stock of the Corporation for the sole purpose of replenishing shares issued by Popular, Inc. in connection with acquistions. As of June 30, 1997, 380,000 common shares were purchased at a cost of $14,017.

Authorized preferred stock is 10,000,000 shares without par value of which 4,000,000, non-cumulative with a dividend rate of 8.35% and a liquidation preference value of $25 per share, were issued and outstanding at June 30, 1997.

--------------------------------------------------------------------------------

NOTE 8 - EARNINGS PER COMMON SHARE

Earnings per common share (EPS) are calculated based on net income applicable to common stockholders which amounted to $49,004 for the second quarter of 1997 (1996 - $43,967), and $96,455 for the six months ended June 30, 1997 (1996 -
$87,022), after deducting the dividends on preferred stock. EPS are based on 66,350,298 average shares outstanding for the second quarter of 1997 (1996 - 66,001,180) and 66,235,718 average shares outstanding for the first six months of 1997 (1996 - 65,975,526).

NOTE 9 - SUPPLEMENTAL DISCLOSURE ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

During the six-month period ended June 30, 1997 the corporation paid interest and income taxes amounting to $288,126 and $56,247, respectively (1996 - $276,030 and $56,790). In addition, the loans receivable transferred to other real estate and other property for the six-month period ended June 30, 1997, amounted to $3,683 and $2,323, respectively (1996 - $1,150 and $2,436). The
Corporation's Stockholders' equity at June 30, 1997 includes $6,305, in unrealized holding gains on securities available-for-sale, net of deferred taxes, as compared with $5,653 in unrealized losses as of June 30, 1996.

DIRECTORS AND OFFICERS

--------------------------------------------------------------------------------

     BOARD OF DIRECTORS

     Richard L. Carrion, Chairman
     Alfonso F. Ballester, Vice Chairman
     Antonio Luis Ferre, Vice Chairman
     Juan A. Albors Hernandez *
     Salustiano Alvarez Mendez **
     Jose A. Bechara Bravo *
     Juan J. Bermudez
     Esteban D. Bird *
     Francisco J. Carreras
     David H. Chafey, Jr.
     Luis E. Dubon, Jr.
     Hector R. Gonzalez
     Jorge A. Junquera Diez
     Manuel Morales, Jr.
     Alberto M. Paracchini
     Francisco M. Rexach, Jr.
     Felix J. Serralles Nevares
     Julio E. Vizcarrondo, Jr.

     Samuel T. Cespedes, Secretary

        * Director of Banco Popular de Puerto Rico only
       ** Director of Popular Inc. only

     EXECUTIVE OFFICERS

     Richard L. Carrion, Chairman of the Board,
        President and Chief Executive Officer
     David H. Chafey, Jr., Senior Executive Vice President
     Jorge A. Junquera Diez, Senior Executive Vice President
     Maria Isabel Burckhart, Executive Vice President
     Roberto R. Herencia, Executive Vice President
     Larry Kesler, Executive Vice President
     Humberto Martin, Executive Vice President
     Emilio E. Pinero, Executive Vice President
     Carlos Rom, Jr., Executive Vice President
     Carlos J. Vazquez, Executive Vice President

     CENTRAL OFFICE

        Banco Popular Center, Hato Rey
        209 Munoz Rivera Avenue
        San Juan, Puerto Rico 00918
        Telephone: (787) 765-9800

     SUBSIDIARIES

     ATH COSTA RICA
        Cond. en Oficinas Ofiplaza del Este
        Edif. D- Piso 1,  San Pedro,
        150 metros Oeste de la
        Rotonda de la Bandera
        San Jose, Costa Rica
        Telephone: (011) 506-280-9796

     BANCO POPULAR DE PUERTO RICO

        OFFICES

        PUERTO RICO OFFICE
          Banco Popular Center, Hato Rey
          209 Munoz Rivera Avenue
          San Juan, Puerto Rico 00918
          Telephone: (787) 765-9800

        NEW YORK OFFICE
          7 West 51st St.
          New York, N.Y. 10019
          Telephone: (212) 315-2800

        VIRGIN ISLANDS OFFICE
          80 Kronprindsens Gade
          Kronprindsens Quarter
          Charlotte Amalie, St. Thomas
          U.S. Virgin Islands 00802
          Telephone: (809) 774-2300

     BANCO POPULAR, FSB
        500 Bloomfield Avenue
        Newark, New Jersey 07107
        Telephone: (201) 484-6525

     BANCO POPULAR, ILLINOIS
        4000 West North Avenue
        Chicago, Illinois 60639
        Telephone: (312) 772-8600

     BANCO POPULAR, N.A. (CALIFORNIA)
        6001 E. Washington Blvd.
        City of Commerce, California 90040
        Telephone: (213) 724-8800

     BANCO POPULAR, N.A. (FLORIDA)
        5551 Vanguard Street
        Suite 100
        Orlando, Florida, 32819
        Telephone: (407) 370-8000

     CBC BANCORP, LTD.
        4801 West Fullerton Ave.
        Chicago, Ilinois, 60639
        Telephone: (312) 622-7621

     EQUITY ONE, INC.
        523 Fellowship Road, Suite 220
        Mt. Laurel, New Jersey 08054
        Telephone: (609) 273-1119

     METROPOLITANA DE PRESTAMOS, INC.
        State Road #2 Km. 6.8
        Villa Caparra
        Guaynabo, Puerto Rico 00966
        Telephone: (787) 792-9292

     NATIONAL BANCORP, INC.
        1600 West Lake Street
        One Winston Plaza
        Melrose Park, Illinois 60160
        Telephone: (708) 681-8600

     POPULAR FINANCE, INC.
        10 Salud Street
        El Senorial Condominium, Suite 613
        Ponce, Puerto Rico 00731
        Telephone: (787) 844-2860

     POPULAR HOME MORTGAGE, INC.
        268 Ponce de Leon Avenue
        San Juan, Puerto Rico 00918
        Telephone: (787) 753-0245

     POPULAR LEASING AND RENTAL, INC.
        M-1046 Federico Costa St.
        Tres Monjitas Industrial Development
        San Juan, Puerto Rico 00903
        Telephone: (787) 751-4848

     Popular Securities, Inc.
         1020 Popular Center
         Hato Rey, Puerto Rico 00918
         Telephone: (787) 766-4200

                                   [PICTURE]




















POPULAR, Inc.